Exhibit 4(c)(13)
ELAN CORPORATION, plc
CASH BONUS PLAN
Effective January 1, 2006 And
Revised as of January 1, 2009
INTRODUCTION AND PURPOSE
The Elan Corporation, plc Cash Bonus Plan (the “Plan”) has been established to financially reward employees if and when Elan Corporation, plc (the “Company”) achieves its strategic and operating goals. Plan financial rewards will be based on a combination of individual, team, group and Company performance measurements. This Plan has also been established to provide an incentive for employees to remain in employment at the Company through (and beyond) the date of payout of any cash bonus (as set forth below). The Plan is hereby amended and restated, effective as of January 1, 2009, to comply with the applicable requirements of section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and its corresponding regulations.
ELIGIBILITY TO PARTICIPATE IN THE PLAN
Full-time and part-time employees who are not participating in a formal Company sales or incentive plan are eligible to participate in the Plan. At the Company’s discretion, employees who are participating in a formal Company sales or incentive plan may also be considered for a cash bonus award under the Plan.
The Plan is operated on a calendar year basis (January 1 through December 31). Employees employed by the Company on January 1 of the Plan year will be eligible for full participation in the Plan. Employees hired after January 1 (but prior to October 1) will be eligible to participate in the Plan on a pro-rated basis, based on the date of hire. Employees hired on or after October 1 of the Plan year will not be eligible to participate in the Plan in that year. In addition, a condition to earning an award under the Plan is that an employee remains employed by the Company through the pay date of the award, which will be on or after January 1, but not later than March 15 in the year following the conclusion of the Plan year. An employee who leaves employment prior to the pay date of the award will not have earned any bonus under the Plan.
Change in Status During the Plan Period
1.	Band Change: Employees’ annual target bonus amounts are linked in part to their band levels in the Company’s Total Compensation program, and band-level targets help determine the overall annual cash bonus pool. If employees change band levels during the course of the Plan year, the impact of their different band levels on any recommended Plan award will be considered proportionally to the time spent in each band.

2.	Termination: Consistent with the eligibility rules, employees who terminate for any reason prior to the pay date of the award will not be eligible for any award associated with work performed during the preceding Plan period.

3.	Promotion to a Position Included in a Formal Sales or Incentive Plan: If an employee assumes a position wherein they will participate in a formal Company sales or incentive plan, they may, at the Company’s discretion, be considered for a pro-rated Plan award relative to their service before assuming a non-eligible position.

4.	Disability, Retirement, Leave of Absence: An employee whose status as an active employee is changed during the Plan period due to disability, retirement or leave of absence may, in the sole discretion of the Company, be considered for a prorated award. If the Company determines that such an employee is entitled to a prorated award, such prorated award shall be paid in a lump sum on or after January 1 but not later than March 15 of the year following the year in which the employee’s disability, retirement, or leave of absence occurs.

5.	Death: An employee whose status as an active employee is changed during the Plan period due to death may, in the sole discretion of the Company, be considered for a full year award.
CASH BONUS POOL
Cash bonus awards are funded from an annual cash bonus pool. The size of the cash bonus pool is influenced by a number of factors, including band-level targets and the Company’s performance, strategy and priorities.
AWARDS
Employees’ Plan awards are generally expressed as a percentage of their annual, regular-salary earnings. For the purposes of this Plan, annual, regular-salary earnings shall equal an employee’s base salary earned during the Plan year. Shift differential and overtime will also be included in annual, regular-salary earnings as applicable per location regulations.
Any bonus award under the Plan shall be made in the form of a lump sum payment made on or after January 1, but not later than March 15 in the year following the conclusion of the Plan year; provided that the employee remains continuously employed by the Company through the date payment is made (except as provided above in the event of an employee who becomes disabled, retires, or takes a leave of absence). Payments under the Plan are subject to the normal withholding of taxes as required by governing country and local regulations. For U.S.-based employees, payments will not be considered in the calculation of benefits, with the exception of the Company’s 401(k) Plan, from which participating employees’ elected contribution percentage will be applied.
PERFORMANCE MEASUREMENTS
Plan rewards will be based on a combination of individual, team, group and Company performance measurements and are determined at the sole discretion of the Company.
Company Performance Measurements

The Company measures its performance against a broad series of financial, operational and scientific objectives and accomplishments and sets annual metrics relating to them.
Employee Performance Measurements
Each employee will work with their manager to establish objectives that support the overall Company objectives. At the conclusion of the Plan year, the employee’s performance against the individual objectives will be evaluated.
Discretion and Differentiation
During the Company’s annual performance management process, employees’ performances are assessed relative to their individual and, when appropriate, team or group goals, all of which should align with the Company’s goals. Based on these assessments and a commitment to foster a differentiated pay-for-performance culture, Company senior management prepares initial cash bonus award recommendations for all employees eligible to participate in the Plan.
At the conclusion of the Plan year, the Leadership Development and Compensation Committee (the “LDCC”) of the Board of Directors, at its discretion and as part of its responsibilities, reviews the Company’s performance and determines the cash bonus pool for the Plan year.
After the LDCC determines the funding of the cash bonus pool, the Company’s executive management team, led by the CEO, reconciles the cash bonus pool with the initial cash bonus award recommendations prepared by senior management.
Ultimately, any payouts of the Plan are based on assessments of the Company’s performance as reflected by the LDCC’s funding of the cash bonus pool, individual performances as reflected by the Company’s performance management processes, and the Company’s strategy and priorities. Each of these assessments is determined solely within the discretion of the Company.
PLAN PROVISIONS
Eligibility for participation in this Plan does not guarantee employment, nor does participation at one time guarantee ongoing participation, nor is their any guarantee that any Plan metrics or guidelines for one Plan year will carry automatically to another Plan year. Final participant awards are subject to the approval of the CEO and the LDCC.
Participation in this Plan should in no way be construed as a contract or promise of employment and/or compensation. Employment is at will (depending upon location) and, therefore, employment can terminate, with or without cause and with or without notice, at any time at the option of the Company or employee.
It is intended that the Plan be exempt from section 409A of the Code by paying awards within the “short-term deferral exception” set forth in the regulations under section 409A of the Code, and the Plan shall be interpreted on a basis consistent with such intent. If the Company determines that prorated bonus awards will be paid upon an employee’s disability, retirement or leave of absence, payment of such awards shall be made within the “short term deferral exception” set forth in the regulations under section 409A of the Code. For purposes of section

409A of the Code, each payment made under the Plan shall be treated as a separate payment, and if a payment is not made by the designated payment date under the Plan, the payment shall be made by December 31 of the calendar year in which the designated date occurs. To the extent that any provision of the Plan would cause a conflict with the requirements of section 409A of the Code, or would cause the administration of the Plan to fail to satisfy the requirements of section 409A, such provision shall be deemed null and void to the extent permitted by applicable law. In no event shall an employee participating in the Plan, directly or indirectly, designate the calendar year of payment.
The Company reserves the right to adjust, amend, suspend, terminate or make exceptions to this Plan at any time.
The Plan is administered by the Company’s Strategic Human Resources/Global Compensation Committee, to whom any questions should be addressed.

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